Exhibit 99.1

Vitru announces partnership with Smart Fit, the largest network of fitness clubs in Latin America

Florianópolis, Brazil, January 27, 2021 – Vitru Limited, or Vitru (Nasdaq: VTRU), announced today a partnership with Smart Fit.

Vitru is a leading distance learning player in the postsecondary education market in Brazil, with operations in all states (583 cities) through its brand Uniasselvi with 672 hubs that together have 297.5 thousands students enrolled1, has entered into a partnership with Smart Fit, the largest network of fitness clubs in Latin America with 865 clubs (511 in Brazil and 354 in other Latin American countries) and 2.8 million members2.

Through this partnership, Uniasselvi will become the postsecondary institution responsible for certifying the Fitness continuing education course that Smart Fit offers to its employees.

In addition, Uniasselvi's Physical Education undergraduate courses - in hybrid digital mode and intended for the general public - are now offered in partnership with Smart Fit within preset units.

These courses will provide enrolled students with access to all Smart Fit clubs throughout the course, where students will undertake practical activities and, once every quarter, take part in large learning sessions with the whole class. The classes will be supervised by our existing tutors, who are local physical education professionals.

Another benefit of this partnership is that participating students are guaranteed an internship at a club in the Smart Fit network. These internships are currently mandatory for all students wishing to complete an undergraduate degree in physical education at Uniasselvi. We believe that the internship prepares students for the job market and expands their options, for example by giving them the opportunity of being hired on a permanent basis by Smart Fit if they perform particularly well in their studies. Smart Fit is currently one of the largest employers in the fitness industry in Latin America.

There were approximately 377 thousand students studying for undergraduate degrees in physical education across Brazil, as of 2019, according to the 2019 Census released by the Brazilian Ministry of Education in October 2020. Of these, 44% are already enrolled in distance learning physical education courses, which may overtake the number of students enrolled in on-campus courses by 2022.

1 As of September 30th, 2020.

2 As of September 30th, 2020.

In September 2020, students enrolled in the physical education degree amounted to roughly 21,000 and corresponded to 8.5% of the postsecondary distance learning students base of Uniasselvi.

In the first phase of this partnership, the courses will be offered in 15 hubs in the states of São Paulo, Rio de Janeiro, Espírito Santo, Minas Gerais, Goiás e Paraná.

About Vitru

Vitru is a leading distance learning player in the postsecondary education market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Vitru’s mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.

Contact

Maria Carolina F. Gonçalves, IRO

Pallu Pandini, IR

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/

Vitru anuncia parceria com Smart Fit, a maior rede de academias da América Latina

Florianópolis, Brasil, 27 de janeiro de 2021 – Vitru Limited, ou Vitru (Nasdaq: VTRU), anuncia hoje a parceria celebrada com a Smart Fit.

A Vitru - a líder dentre as empresas puramente atuantes no ensino digital no mercado de ensino superior a distância no Brasil e presente em todos os Estados (583 cidades) através da sua marca Uniasselvi, com 672 hubs que juntos somam 297,5 mil alunos matriculados3 - celebrou nesta data uma parceria com a Smart Fit, a maior rede de academias da América Latina com 865 unidades (511 no Brasil e 354 em outros países da América Latina) e 2,8 milhões de clientes4.

Através desta parceria, a Uniasselvi passa a ser a instituição de ensino superior certificadora do curso de pós-graduação em Fitness que a Rede Smart Fit oferece para seus funcionários.

Além disto, os cursos de bacharelado em Educação Física da Uniasselvi - na modalidade digital híbrida e destinados ao público em geral - passam a ser oferecidos em conjunto com a rede de academias Smart Fit, em algumas unidades pré-definidas

Estes cursos garantem aos alunos matriculados o acesso às academias da rede durante todo o curso, onde acontecerão também as atividades práticas das disciplinas e, trimestralmente, um aulão com toda a turma. As aulas terão acompanhamento do nosso tradicional tutor, que é um profissional local da área de educação física.

Outro benefício desta parceria é que o estágio obrigatório também está garantido e será feito nas academias da rede com a supervisão adequada. Isso prepara o aluno para o mercado de trabalho e aumenta suas possibilidades, inclusive de contratação - de alunos que se destacarem - pela própria Smart Fit. Atualmente a Smart Fit é um dos maiores empregadores do ramo fitness da América Latina.

O curso de Graduação em Educação Física, segundo o censo 2019 disponibilizado pelo MEC em outubro de 2020, conta com quase 377 mil alunos em todo o Brasil. Destes, 44% já realizam o curso na modalidade EAD e a tendência é que este número supere o volume de alunos no ensino presencial até 2022.

Em setembro de 2020, o curso de Graduação em Educação Física já correspondia à 8,5% ou 21 mil alunos da modalidade digital híbrida na Uniasselvi.

Na primeira fase desta parceria, os cursos serão oferecidos em 15 polos nos estados de São Paulo, Rio de Janeiro, Espírito Santo, Minas Gerais, Goiás e Paraná.

3 Dados de 30 de setembro de 2020.

4 Dados de 30 de setembro de 2020.

Sobre a Vitru

A Vitru é a líder dentre as empresas puramente atuantes no ensino digital no mercado de ensino superior a distância no Brasil. Por meio de suas empresas investidas, a Vitru fornece um ecossistema pedagógico completo com foco na experiência de ensino a distância híbrido para alunos de graduação e educação continuada.

A missão da Vitru é democratizar o acesso à educação no Brasil por meio de um ecossistema digital e capacitar cada aluno a criar sua própria história de sucesso.

Declarações Prospectivas

O presente comunicado inclui “declarações prospectivas” (ou “forward-looking statements”) de acordo com o significado das leis de valores mobiliários federais dos Estados Unidos da América. As declarações contidas neste documento que não sejam claramente de natureza histórica são prospectivas e as palavras "antecipar", "acreditar", "continuar", "esperar", "estimar", "pretender", "projetar" e expressões semelhantes e futuro ou verbos condicionais como “desejar”, “seria”, “deveria”, “poderia”, “poderia”, “pode”, “pode” ou expressões semelhantes são geralmente destinadas a identificar declarações prospectivas. Estas declarações prospectivas referem-se apenas à data deste comunicado e são baseadas nos planos atuais da Vitru, estimativas de eventos futuros, expectativas e tendências que afetam ou podem afetar nossos negócios, condição financeira, resultados operacionais, fluxo de caixa, liquidez, perspectivas e o preço de negociação das ações ordinárias da Vitru e estão sujeitos a várias incertezas e riscos conhecidos e desconhecidos, muitos dos quais não estão ao alcance do controle da Vitru. Como consequência, os planos atuais, as ações previstas e a posição financeira futura e os resultados das operações podem diferir significativamente daqueles expressos em quaisquer declarações prospectivas neste comunicado. Você é alertado a não confiar indevidamente em tais declarações prospectivas ao avaliar as informações apresentadas. A Vitru não assume nenhuma obrigação de atualizar publicamente ou revisar quaisquer declarações prospectivas após a distribuição deste comunicado ao público devido a novas informações, eventos futuros ou outros fatores.

Contato

Maria Carolina F. Gonçalves, IRO

Pallu Pandini, IR

e-mail: ir@vitru.com.br

site: https://investors.vitru.com.br/